Manually Executed

12027498

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC
Mail Processing
Section

FORM 11-K

JUN 22 2012

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Washington DC
401

☑ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________________ to ________________

Commission file number: 1-33335

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

TWC SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Time Warner Cable Inc.
60 Columbus Circle
New York, New York 10023

Page 1 of 44 pages
Exhibit Index at page 43

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

TWC Savings Plan
Years Ended December 31, 2011 and 2010
with Report of Independent Registered Public Accounting Firm

TWC Savings Plan

Financial Statements and Supplemental Schedules

Years Ended December 31, 2011 and 2010

Contents

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: +1 212 773 3000

Report of Independent Registered Public Accounting Firm

Administrative Committee
TWC Savings Plan

We have audited the accompanying statements of net assets available for benefits of the TWC Savings Plan (the "Plan") as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year), delinquent participant contributions and loans or fixed income obligations in default or classified as uncollectible as of December 31, 2011, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 20, 2012

TWC Savings Plan

Statements of Net Assets Available for Benefits

	December 31, 2011	December 31, 2010
	(In Thousands)	
Investments, at fair value:		
Commingled trust funds	$ 830,662	$ 422,009
Time Warner Cable Inc. common stock	46,837	48,232
Other common stocks	227,639	247,411
Preferred stocks	—	349
Synthetic investment contracts	230,621	221,561
Mutual funds	38,078	223,094
U.S. government and agency securities	—	89,156
Bonds, notes and debentures	170	79,322
Cash, cash equivalents and other investments	70,152	96,209
Total investments, at fair value	1,444,159	1,427,343
Contributions receivable:		
Employing Company	1,248	1,159
Participants	2,110	1,935
Total contributions receivable	3,358	3,094
Notes receivable from participants	73,972	66,727
Other assets	1,876	42,376
Total assets	1,523,365	1,539,540
Total liabilities	(6,788)	(84,761)
Net assets available for benefits, at fair value	1,516,577	1,454,779
Adjustment from fair value to contract value for fully benefit-responsive synthetic investment contracts	(9,644)	(6,167)
Net assets available for benefits	$ 1,506,933	$ 1,448,612

See accompanying notes.

TWC Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2011	2010
	(In Thousands)	
Net assets available for benefits, at beginning of year	$ 1,448,612	$ 1,225,450
Changes in net assets available for benefits:		
Investment income, net of fees	5,464	11,548
Net realized and unrealized appreciation (depreciation) in the fair value of investments	(25,268)	137,573
Employing Company contributions, net of forfeitures	67,360	64,496
Participant contributions, including rollover contributions	129,461	117,864
Participant loan interest income	3,190	3,245
Participant withdrawals	(120,127)	(110,389)
Administrative expenses	(1,759)	(1,175)
Net change in net assets available for benefits	58,321	223,162
Net assets available for benefits, at end of year	$ 1,506,933	$ 1,448,612

See accompanying notes.

TWC Savings Plan

Notes to Financial Statements

1. Description of the Plan

The following is an abbreviated description of the TWC Savings Plan, as amended and restated effective January 1, 2002 (the "Plan"). More complete descriptions are provided in the TWC Savings Plan documents and the summary plan description/prospectus.

General

The Plan is a defined contribution plan with a 401(k) feature generally covering eligible employees of Time Warner Cable Inc. ("TWC" or the "Sponsor") and certain of its subsidiaries and affiliates (each, an "Employing Company" and, collectively, the "Employing Companies"). Erie Telecommunications, Inc., a related (54.19% owned), but non-controlled group member of TWC, was an Employing Company in the Plan until September 2011. Generally, non-union and certain union employees of the Employing Companies with a minimum of three continuous months of employment are eligible to participate in the Plan. Eligible participants in the Plan begin to receive Employing Company matching contributions based on their contributions to the Plan ("Matching Contributions") upon working not less than 1,000 hours during the 12-consecutive month period following the participant's employment commencement date; otherwise, after the first calendar year in which a participant works not less than 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Plan Administration

The Plan administrator is a committee (the "Administrative Committee") appointed by the board of directors of TWC. Certain administrative functions of the Plan have been delegated to others in accordance with the terms of the Plan.

Master Trust

The Plan is a participating plan ("Participating Plan") in the Time Warner Cable Defined Contribution Plans Master Trust (the "Master Trust"). The Plan is the only Participating Plan in the Master Trust. For reporting purposes, the Master Trust's assets are reported as the Plan's assets. The Plan provides for multiple investment funds (the "Investment Funds") made available through the trustee, Fidelity Management Trust Company ("Fidelity"), pursuant to the Master Trust.

1. Description of the Plan (continued)

Plan Amendments

The Plan was amended and restated effective as of January 1, 2002 to incorporate various amendments previously made to the Plan to comply with, among other things, the Economic Growth and Reconciliation Act of 2001, Section 401(a)(9) of the Internal Revenue Code of 1986, as amended (the "Code"), and U.S. Treasury regulations promulgated thereunder, the final regulations under Sections 401(k) and 401(m) of the Code, the final regulations under Section 415 of the Code, the Pension Protection Act of 2006 and the Heroes Earnings Assistance and Tax Relief Act of 2008. The amended and restated Plan was executed on January 26, 2011 (see Note 6 and Note 7).

Effective April 21, 2011, the Plan was amended in connection with TWC's acquisition of NaviSite, Inc. ("NaviSite") to exclude NaviSite as an Employing Company under the Plan and to credit employees of NaviSite with eligibility and vesting service for employment service with NaviSite on or after April 21, 2011.

During 2011, the Plan was amended in connection with TWC's purchase of certain assets of CoBridge Broadband, LLC ("CoBridge") and Telecommunications Management, LLC ("Telecommunications Management"). Effective May 2, 2011 and December 6, 2011, certain transferred employees who became employed by TWC on such respective dates as part of asset purchase transactions with CoBridge became eligible to participate in the Plan and were credited with eligibility and vesting service under the Plan for employment service with Seller, the Previous Owners and their predecessors (as such terms are defined under the asset purchase agreements relating to CoBridge dated March 7, 2011 and November 3, 2011). Effective November 1, 2011, certain hired employees who became employed by TWC as part of an asset purchase transaction with Telecommunications Management became eligible to participate in the Plan and were credited with eligibility and vesting service under the Plan for employment service with Seller and its Affiliates (as such terms are defined under the asset purchase agreement relating to Telecommunications Management dated June 11, 2011).

Contributions

Generally, the Plan provides for voluntary participant contributions on a pre-tax basis at an elected percentage of at least 2% to a maximum of 30% of a participant's eligible compensation (e.g., including base pay, overtime, shift differentials and commissions, but excluding bonuses, incentive compensation and severance), up to an annual limit prescribed by the Code. Participants who are "highly compensated employees," as defined in the Code ("HCEs"), are limited to a maximum contribution percentage of 7% of eligible compensation.

1. Description of the Plan (continued)

Contributions (continued)

Participants are also allowed to transfer amounts from certain other tax qualified plans to the Plan ("Rollover Contributions"). Rollover Contributions are included as participant contributions in the Statements of Changes in Net Assets Available for Benefits.

Matching Contributions equal 66.67% up to the first 10% (7% in the case of HCE's) of a participant's eligible compensation contributed to the Plan. Matching Contributions and any other amounts contributed by an Employing Company, including those transferred into the Plan, are deemed Employing Company Contributions ("Employing Company Contributions").

Each participant's account is credited with his/her participant contributions, Rollover Contributions, any Employing Company Contributions and any earnings or losses, as appropriate.

Vesting

Participant contributions, Rollover Contributions and the respective earnings thereon are fully vested. Employing Company Contributions and the earnings thereon generally vest based upon a number of full years of service within a period of service, as defined in the Plan, as follows:

Number of Full Years within Period of Service	Vested Percentage
Less than 2	0%
2 but less than 3	25%
3 but less than 4	50%
4 but less than 5	75%
5 or more	100%

Employing Company Contributions and earnings thereon also become fully vested upon a participant's termination of service due to death or disability, attainment of age 65, in the event of Plan termination or upon the complete discontinuance of contributions under the Plan.

1. Description of the Plan (continued)

Forfeitures

Forfeited contributions and earnings thereon may be used to reduce future Employing Company Contributions to the Plan and/or to pay Plan expenses. Forfeitures for 2011 and 2010 were $1.5 million and $1.3 million, respectively. The balances of forfeited non-vested accounts as of December 31, 2011 and 2010 were $0.3 million and $2.7 million, respectively, and are reflected in the Statements of Net Assets Available for Benefits. In 2011, $2.8 million of the forfeiture balance was used to reduce Employing Company Contributions.

Participant Loans

Subject to certain restrictions, participants may periodically take loans from their accounts.

Participants may have a maximum of two loans outstanding at a time. Loans may be for a period of up to five years or, if for the purchase of a primary residence, a longer period of time up to 10 years as fixed by the benefits officer for repayment of the loan. Interest rates for loans originating under the Plan are fixed at the time of the loan at the prime rate plus 1%, as reported in the Wall Street Journal on the first day of the quarter in which the loan is requested. Participants who have transferred accounts to the Plan with existing loans may be subject to different interest rates on those loans, as set under the provisions of the plan from which the original loan was requested. Loans are valued at their unpaid principal balances plus any accrued but unpaid interest and are treated as transfers between the individual Investment Funds and the participant loan fund. Interest rates on outstanding participant loans as of both December 31, 2011 and 2010 ranged from 4.25% to 10.50%.

Withdrawals

In-service withdrawals are available in certain limited circumstances, as provided under the Plan. Hardship withdrawals are allowed for participants incurring an "immediate and heavy financial need," as defined by the Plan. Hardship withdrawals are regulated under the Code and the regulations thereunder, and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

1. Description of the Plan (continued)

Payment of Benefits

Generally, on termination of service, participants will receive the vested portion of their account in a lump sum. However, subject to certain restrictions, the Plan permits other payment options. In addition, at the option of the participant, the commencement of payments may be deferred, subject to certain limitations. Benefits distributed from all Investment Funds will be paid in cash, except for benefits distributed from the TWC Common Stock Fund, which, at the option of the participant, may be distributed in shares of common stock of TWC valued pursuant to the terms of the Plan. Fractional shares are paid in cash.

Investments

As of December 31, 2010, the Investment Funds available under the Plan consisted of four asset allocation funds, eight core actively managed funds, four core index funds, the TWC Common Stock Fund and a mutual fund window (a self-directed brokerage account). Effective April 1, 2011, the TWC Investment Committee restructured the Investment Funds offered under the Plan and the investment portfolio contained within the Master Trust by discontinuing the asset allocation and certain index, bond and international Investment Funds and introducing new investment options, including a series of target retirement date funds. The target retirement date investment funds provide investment diversification within a single fund that becomes more conservative as the participant's selected target date approaches. Target retirement date funds are designed to meet varying levels of investment risk tolerance based on the applicable participant's age or selected target date. The Plan provided proper advance notice of and experienced a short blackout period prior to April 1, 2011, which allowed the affected portion of Plan participants' accounts to be transferred to the corresponding new Investment Fund or the target retirement date fund that closely corresponded to each affected participant's year of birth.

As of December 31, 2011, the Investment Funds available under the Plan consisted of three core actively managed funds, two core index funds, nine target retirement date funds, the TWC Common Stock Fund and a mutual fund window (a self-directed brokerage account).

1. Description of the Plan (continued)

Investments (continued)

Participant contributions, Matching Contributions and Rollover Contributions may generally be invested in specific increments in the Investment Funds. Participants may transfer account balances among the Investment Funds. Plan participants are allowed to allocate up to 10% of their future contributions and transfer up to 10% of their total account balance into the TWC Common Stock Fund, limited to the extent that either (1) the amount invested in the TWC Common Stock Fund equals or exceeds 10% of the participant's total account balance immediately prior to the time of the desired allocation or (2) such transfer would cause the participant's account balance in the TWC Common Stock Fund to exceed 10% of the total account balance.

Plan Termination

TWC reserves the right to discontinue Employing Company Contributions or to terminate or modify the Plan at any time. In the event of Plan termination, all account balances will become 100% vested and the net assets of the Plan will be distributed to participants in accordance with the Plan's provisions and applicable law.

2. Basis of Presentation and Recent Accounting Pronouncements

Basis of Presentation

The accounting records of the Plan are maintained on an accrual basis.

Certain administrative costs are charged to the Plan as permitted under ERISA, including, for example, fees for auditing, custodial, investment advice, recordkeeping and trustee services. These costs are paid from forfeited contributions and earnings thereon, if available. Other administrative costs, for example, compensation of employees responsible for the administration of the Plan, are paid by TWC.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could differ from those estimates.

Fully benefit-responsive synthetic investment contracts held by a defined contribution plan are required to be reported at fair value. Investments in the Statements of Net Assets Available for Benefits include fully benefit-responsive synthetic investment contracts recognized at fair value with a corresponding adjustment to reflect these investments at contract value (see Note 3).

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

The amount reported as total liabilities in the Statements of Net Assets Available for Benefits is primarily composed of payables for security purchases for which the related assets are included in total investments.

Certain reclassifications have been made to the investment categories presented within the net realized and unrealized appreciation (depreciation) in the fair value of investments included in Note 3.

2. Basis of Presentation and Recent Accounting Pronouncements (continued)

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (the "FASB") issued authoritative guidance that expands the required disclosures about fair value measurements. This guidance provides for new disclosures requiring the Plan to (i) disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers and (ii) present separately information about purchases, sales, issuances and settlements in the reconciliation of Level 3 fair value measurements. This guidance also provides clarification of existing disclosures requiring the Plan to (i) determine each class of assets and liabilities based on the nature and risks of the investments rather than by major security type and (ii) for each class of assets and liabilities, disclose the valuation techniques and inputs used to measure fair value for both Level 2 and Level 3 fair value measurements. This guidance became effective for the Plan on January 1, 2010, except for the presentation of purchases, sales, issuances and settlements in the reconciliation of Level 3 fair value measurements, which became effective for the Plan on January 1, 2011, and did not have a material impact on the Plan's financial statements.

In May 2011, the FASB issued authoritative guidance that provides a uniform framework for fair value measurements and related disclosures between GAAP and International Financial Reporting Standards. Additional disclosure requirements under this guidance include: (1) for Level 3 fair value measurements, quantitative information about unobservable inputs used, a description of the valuation processes used by the entity, and a qualitative discussion about the sensitivity of the measurements to changes in the unobservable inputs; (2) for an entity's use of a nonfinancial asset that is different from the asset's highest and best use, the reason for the difference; (3) for financial instruments not measured at fair value but for which disclosure of fair value is required, the fair value hierarchy level in which the fair value measurements were determined; and (4) the disclosure of all transfers between Level 1 and Level 2 of the fair value hierarchy. This guidance will be effective for the Plan on January 1, 2012 and is not expected to have a material impact on the Plan's consolidated financial statements.

3. Investments

During the years ended December 31, 2011 and 2010, the net investment gain (loss) of the Plan was as follows (in thousands):

	Year Ended December 31, 2011	Year Ended December 31, 2010
Investment income, net of investment fees:		
Dividend income	$ 4,977	$ 7,353
Interest income	6,897	10,039
Total investment income	11,874	17,392
Investment fees	(6,410)	(5,844)
Total investment income, net of investment fees	5,464	11,548
Net realized and unrealized appreciation (depreciation) in the fair value of investments:		
Commingled trust funds	(22,886)	46,355
Time Warner Cable Inc. common stock	(1,815)	19,340
Other common stocks	(6,910)	42,793
Preferred stocks	(7)	22
Mutual funds	7,661	22,809
U.S. government and agency securities	(534)	3,966
Bonds, notes and debentures	(955)	2,219
Cash, cash equivalents and other investments	178	69
Total net realized and unrealized appreciation (depreciation) in the fair value of investments	(25,268)	137,573
Total net investment gain (loss)	$ (19,804)	$ 149,121

3. Investments (continued)

Investments that each represented 5% or more of the Plan's net assets are as follows (in thousands, except for unit and share amounts):

	December 31, 2011	December 31, 2010
Commingled trust funds:		
Black Rock Equity Index – Fund H, 6,644,794 and 2,890,094 units, respectively	$ 289,846	$ 123,378
Black Rock US Debt Index – Fund T, 4,818,793 and 2,681,001 units, respectively	84,425	43,566
Franklin Templeton International Equity Fund, 127,787 and 0 units, respectively	81,266	—
Wellington Trust Collective Investment Fund II Growth (Series 2), 0 and 5,262,317 units, respectively	—	79,734
Alliance Bernstein International Style Blend Collective Trust, 0 and 7,368,201 units, respectively	—	75,377
Mutual funds:		
Dodge & Cox Stock Fund, 0 and 1,772,925 shares, respectively	—	191,050

Plan investments are made in a variety of investment securities that are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of these investments, it is possible that changes in values could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Capital Preservation Fund includes fully benefit-responsive synthetic investment contracts that are valued at fair value and adjusted to contract value in the Statements of Net Assets Available for Benefits. A synthetic investment contract is an agreement under which debt obligations (such as fixed-income asset-backed and mortgage-backed securities) are purchased and then a contract is entered into with a financial institution to provide for liquidity and an adjustable rate of return thereon (a "Wrapper"), which, when taken together with the underlying securities, generally results in a guaranteed return of principal and accrued interest (see Note 4).

3. Investments (continued)

The Capital Preservation Fund and the Wrapper contracts purchased by that fund are designed to pay all participant-initiated transactions at contract value. However, the Wrapper contracts limit the ability of the fund to transact at contract value upon the occurrence of certain events. These events include, but are not limited to:

- Complete or partial termination of the Plan;
- Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the fund's cash flow;
- Merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan sponsor; and
- Any early retirement program, group termination, group layoff, facility closing or similar program.

At this time, the occurrence of these events or any event that limits the ability of the Capital Preservation Fund to transact at contract value is not probable.

A Wrapper issuer may terminate a Wrapper contract at any time assuming the appropriate notification is provided. In the event that the market value of the Capital Preservation Fund's covered assets is below the contract value at the time of such termination, Fidelity may elect to keep the Wrapper contract in place through another Wrapper provider until such time as the market value of the Capital Preservation Fund's covered assets is equal to the contract value. Plan participants will continue to receive the Capital Preservation Fund's Crediting Rate (as defined below).

3. Investments (continued)

The synthetic investment contracts in the Plan as of December 31, 2011 and 2010 are summarized below (in thousands):

	December 31, 2011			
	Major Credit Rating	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract
AIG Financial Products Corp......	A-	$ 34,714	$ —	$ (1,455)
JP Morgan Chase & Co...............	A+	88,004	359	(3,687)
Natixis Financial Products Inc....	A+	53,729	—	(2,251)
State Street Bank and Trust Company..................................	AA-	53,732	83	(2,251)
		$ 230,179	$ 442	$ (9,644)

	December 31, 2010			
	Major Credit Rating	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract
AIG Financial Products Corp......	A-	$ 33,331	$ 204	$ (930)
JP Morgan Chase & Co...............	AA-	84,497	350	(2,358)
Natixis Financial Products Inc....	A+	51,588	—	(1,439)
State Street Bank and Trust Company..................................	AA-	51,591	—	(1,440)
		$ 221,007	$ 554	$ (6,167)

3. Investments (continued)

Interest income in the Capital Preservation Fund is accrued at the weighted-average return of the individual fund investments, net of investment management and certain administrative fees (the "Crediting Rate"). The Crediting Rate is calculated daily. The contract value spot yield is based on the annualized one-day earnings in the Capital Preservation Fund credited to participants on the last business day of the Plan year, divided by the fair value of the Capital Preservation Fund's assets on the same date. The market value spot yield is based on the annualized income earned by the underlying securities in the Capital Preservation Fund on the last business day of the Plan year, divided by the fair value of the Capital Preservation Fund's assets on the same date. The rates as of December 31, 2011 and 2010 and for the years then ended are as follows:

	December 31,	
	2011	2010
Crediting Rate	2.1 %	2.1 %
Contract value spot yield	2.0 %	2.0 %
Market value spot yield	1.8 %	2.3 %

	Year Ended December 31,	
	2011	2010
Average annualized yield	2.1 %	2.2 %

Certain investment managers of Investment Funds offered under the Plan are authorized to use derivative financial instruments, either directly or within a commingled fund structure, within established guidelines. Financial instruments may be used for the purpose of managing interest rate and foreign exchange risk, and for yield enhancement. The derivative transactions are marked-to-market; therefore, no gains or losses are deferred. All net investment activity for the years ended December 31, 2011 and 2010 is reported in the Plan's Statements of Changes in Net Assets Available for Benefits.

As of December 31, 2011, the Plan did not hold any investments in derivatives and, as of December 31, 2010, the Plan held less than 1% of the total market value of its investments in derivatives. The types of derivative financial instruments held by the Plan and the Master Trust as of December 31, 2010 included foreign currency swaps, futures and options.

4. Fair Value Measurements

The fair value of an asset or liability is based on the assumptions that market participants would use in pricing the asset or liability. Valuation techniques consistent with the market approach, income approach and/or cost approach are used to measure fair value. The Plan's management follows a three-tiered fair value hierarchy when determining the inputs to valuation techniques. The fair value hierarchy prioritizes the inputs to valuation techniques into three broad levels in order to maximize the use of observable inputs and minimize the use of unobservable inputs. The levels of the fair value hierarchy are as follows:

- Level 1: consists of financial instruments whose values are based on quoted market prices for identical financial instruments in an active market.
- Level 2: consists of financial instruments whose values are determined using models or other valuation methodologies that utilize inputs that are observable either directly or indirectly, including (i) quoted prices for similar assets or liabilities in active markets, (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, (iii) pricing models whose inputs are observable for substantially the full term of the financial instrument and (iv) pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the financial instrument.
- Level 3: consists of financial instruments whose values are determined using pricing models that utilize significant inputs that are primarily unobservable, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

4. Fair Value Measurements (continued)

The following table sets forth by level within the fair value hierarchy the Plan's investment assets as of December 31, 2011 (in thousands):

		Fair Value Measurements	
	Fair Value	Level 1	Level 2
Commingled trust funds	$ 830,662	$ —	$ 830,662
Time Warner Cable Inc. common stock	46,837	46,837	—
Other common stocks	227,639	227,639	—
Synthetic investment contracts	230,621	104,293	126,328
Mutual funds	38,078	—	38,078
Corporate debt securities	43	—	43
Other fixed-income securities	127	—	127
Cash, cash equivalents and other investments	70,152	51,253	18,899
Total investments	$ 1,444,159	$ 430,022	$ 1,014,137

The following table sets forth by level within the fair value hierarchy the Plan's investment assets as of December 31, 2010 (in thousands):

		Fair Value Measurements	
	Fair Value	Level 1	Level 2
Commingled trust funds	$ 422,009	$ —	$ 422,009
Time Warner Cable Inc. common stock	48,232	48,232	—
Other common stocks	247,411	247,411	—
Preferred stocks	349	349	—
Synthetic investment contracts	221,561	100,001	121,560
Mutual funds	223,094	191,051	32,043
U.S. Treasury debt securities	27,647	27,647	—
U.S. government asset-backed debt securities	61,509	—	61,509
Corporate asset-backed debt securities	21,486	—	21,486
Corporate debt securities	55,641	—	55,641
Other fixed-income securities	2,195	—	2,195
Cash, cash equivalents and other investments	96,209	44,819	51,390
Total investments	$ 1,427,343	$ 659,510	$ 767,833

4. Fair Value Measurements (continued)

The following is a description of the valuation methodologies used for investment assets measured at fair value.

- Commingled funds are valued using the net asset value provided by the administrator of the fund. The net asset value is based on the value of the underlying assets owned by the fund, less any liabilities, and then divided by the number of units outstanding.

- Time Warner Cable Inc. common stock, other common stocks, preferred stocks, mutual funds and U.S. Treasury debt securities are valued at the closing price reported on the active market on which the individual securities are traded.

- Synthetic investment contracts are valued based on the fair value of the underlying investments, which include U.S. Treasury debt securities, U.S. government asset-backed debt securities and corporate debt securities. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals under the contract. The fair value of the securities underlying the synthetic investment contracts in the Plan was $231 million and $222 million as of December 31, 2011 and 2010, respectively. As of December 31, 2011 and 2010, there were no reserves against contract values for credit risk or contract issuers or otherwise.

- U.S. government asset-backed debt securities consist of pass-through mortgage-backed securities issued by the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association valued by third parties engaged by Fidelity to provide such valuations based generally on available trade information, dealer quotes, market color (including indices and market research reports), spreads, bids and offers.

- Corporate asset-backed debt securities primarily consist of pass-through mortgage-backed securities valued by third parties engaged by Fidelity to provide such valuations based generally on available trade information, dealer quotes, market color (including indices and market research reports), spreads, bids and offers.

- Corporate debt securities are valued by third parties engaged by Fidelity to provide such valuations based generally on available trade information, dealer quotes, market color (including indices and market research reports), spreads, bids and offers.

4. Fair Value Measurements (continued)

- Other fixed-income securities consist of foreign government debt securities and U.S. government and municipal agency debt securities, which are valued by third parties engaged by Fidelity to provide such valuations based generally on available trade information, dealer quotes, market color (including indices and market research reports), spreads, bids and offers.

- Cash, cash equivalents and other investments consist of short-term investment strategies comprised of instruments issued or fully guaranteed by the U.S. government and/or its agencies and money market funds. These are valued using the net asset value provided by the administrator of the fund. The net asset value is based on the value of the underlying assets owned by the fund, less any liabilities, and then divided by the number of units outstanding.

Purchases and sales are recorded on a trade date basis. Investments held are recorded at fair value at the end of each month. Securities denominated in foreign currencies are translated into U.S. dollars at the current exchange rates as of the date of the Statements of Net Assets Available for Benefits. Interest income is recognized on an accrual basis. Dividends are recorded on the ex-dividend date. Realized gains and losses on sales of securities are recognized on the trade date and are determined on the basis of the average cost method. There were no transfers in or out of Level 1 and Level 2 fair value measurements in 2011 and 2010.

5. Transactions with Parties-in-Interest

Under the terms of the Plan, during the periods covered by these financial statements, TWC was required to contribute only cash for the Employing Company Contributions to the Plan, and purchases of TWC common stock were made on the open market.

6. Tax Status of Plan

The Plan received a determination letter from the Internal Revenue Service ("IRS") dated December 13, 2002, stating the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation under Section 501(a) of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Subsequent to this determination by the IRS, the Plan has been amended and restated. The Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code, and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

6. Tax Status of Plan (continued)

On January 28, 2011, the Plan filed with the IRS for an updated determination letter with respect to its continued qualified status under Section 401(a) of the Code. As of January 28, 2011, the Plan was operating as a multiple employer plan. As such, on January 25, 2012, the IRS requested that the Plan be resubmitted to the IRS for an updated determination letter under the IRS's multiple employer plan determination letter cycle, which cycle opened on February 1, 2012. Such request solely relates to the IRS' determination letter processing preference relating to the Plan's former status as a multiple employer plan. It does not have an impact on the Administrative Committee's continued belief that the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, the belief that the Plan is qualified and the related trust is tax exempt (see Note 7).

The Administrative Committee has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Administrative Committee believes it is no longer subject to income tax examinations for years prior to 2008.

7. Subsequent Events

The Plan was amended and restated effective as of January 1, 2012 (the "Amended and Restated Plan") to incorporate Plan amendments made after January 26, 2011. The Amended and Restated Plan was executed on May 15, 2012 and submitted to the IRS on May 15, 2012 for an updated determination letter with respect to its continued qualified status under Section 401(a) of the Code (see Note 6). One of these amendments, effective February 29, 2012, provides that certain employees who became employed by TWC in connection with TWC's stock purchase of Insight Communications Company, Inc. ("Insight") pursuant to an agreement dated August 15, 2011 (the "Insight Agreement") be credited with eligibility and vesting service under the Plan for employment service with the Company, the Buyer or any of their respective Affiliates (as such terms are defined under the Insight Agreement), in addition to designating Insight as an Employing Company. In addition, such employees of Insight were offered a one-time opportunity to elect to rollover any outstanding loan balances maintained in the Insight Communications Company, Inc. 401(k) Savings Plan into the Plan. Employees who elected to rollover outstanding loan balances were also required to rollover a sufficient amount of their account balances to secure the outstanding loan. As a result, approximately $1.3 million in loan balances accompanied by applicable security, representing accounts of approximately 300 participants, were transferred into the Plan.

7. Subsequent Events (continued)

On June 7, 2012, the Amended and Restated Plan was amended to include NaviSite as an Employing Company and to reflect the merger of the NaviSite Inc. 401(k) Savings Plan (the "NaviSite Plan") into the Plan ("Plan Merger"). Effective on June 8, 2012, NaviSite employees will be eligible to begin participating in the Plan and will be credited with eligibility and vesting service under the Plan for employment service since April 21, 2011. Further, the employment service immediately prior to April 21, 2011 of any employee of NaviSite who remained an employee of NaviSite as of April 21, 2011, will be credited for purposes of eligibility to participate in the Plan. In addition, in connection with the Plan Merger on or about June 28, 2012, all of the NaviSite Plan assets with an aggregate value of approximately $17.5 million will be transferred into the Plan.

8. Reconciliation to Form 5500

The net assets of the Plan that are attributed to fully benefit-responsive synthetic investment contracts will be recorded at fair value on the 2011 IRS Form 5500 and related schedules. The following is a reconciliation of the Plan's net assets available for benefits and changes in net assets available for benefits between the financial statements and the Form 5500 (in thousands):

	December 31, 2011	December 31, 2010
Net assets available for benefits per the financial statements	$ 1,506,933	$ 1,448,612
Adjustment from contract value to fair value for fully benefit-responsive synthetic investment contracts	9,644	6,167
Net assets per the Form 5500	$ 1,516,577	$ 1,454,779

	Year Ended December 31, 2011
Net change in net assets available for benefits	$ 58,321
Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive synthetic investment contracts	(6,167)
Current year adjustment from contract value to fair value for fully benefit-responsive synthetic investment contracts	9,644
Net investment gain per the Form 5500	$ 61,798

Supplemental Schedules

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule G, Part I - Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible
December 31, 2011

Party-In-Interest	Identity and Address of Obligor	Detailed Description of Loan Including Dates of Making and Maturity, Interest Rate, the Type and Value of Collateral, any Renegotiation of the Loan	Original Amount of Loan	Unpaid Balance at End of Year	Amount Overdue	
					Principal	Interest
	Glitnir Bank	GLITNIR 3ML+273.25 6/16 144A	$ 179,000	$ 913	$ -	$ 38,968
	Glitnir Bank	GLITNIR BK MTN 6.33% 7/11 144A	121,000	31,460	121,000	23,042
	Kaupthing Bank	KAUPTHING BK 7.625% 2/28/15	513,000	126,968	-	130,931
	Kaupthing Bank	KAUPTHING MTN 7.125% 5/19 144A	100,000	510	-	5,808
	Landsbankinn	LANDSBANKI IS MTN 6.1% 8/25/11	279,000	9,765	279,000	51,199

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(a) - Schedule of Delinquent Participant Contributions

December 31, 2011

	Total that Constitutes Nonexempt Prohibited Transactions			
Participant Contributions Transferred Late to the Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$2.40		$2.40		

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment	Current Value as of December 31, 2011 **
	Commingled Trust Funds	
6,644,794	BLACK ROCK EQUITY INDEX - FUND H	$ 289,845,899
4,818,793	BLACK ROCK US DEBT INDEX - FUND T	84,425,255
127,787	FRANKLIN TEMPLETON INTERNATIONAL EQUITY FUND	81,266,103
1,213,011	J.P. MORGAN SMART RETIREMENT INCOME FUND	18,546,942
2,516,781	J.P. MORGAN SMART RETIREMENT 2015 FUND	38,129,232
4,366,093	J.P. MORGAN SMART RETIREMENT 2020 FUND	65,447,734
5,001,825	J.P. MORGAN SMART RETIREMENT 2025 FUND	74,027,013
4,069,618	J.P. MORGAN SMART RETIREMENT 2030 FUND	59,660,607
3,345,960	J.P. MORGAN SMART RETIREMENT 2035 FUND	48,549,873
2,507,569	J.P. MORGAN SMART RETIREMENT 2040 FUND	36,384,827
1,626,962	J.P. MORGAN SMART RETIREMENT 2045 FUND	23,623,489
741,204	J.P. MORGAN SMART RETIREMENT 2050 FUND	10,754,867
	Total Commingled Trust Funds	**830,661,841**
736,772	**Time Warner Cable Common Stock***	**46,836,596**
	Other Common Stocks	
56,600	ACADIA HEALTHCARE CO INC	564,302
65,200	ACUITY BRANDS INC	3,455,600
354,849	ACXIOM CORP	4,332,706
8,900	ADVISORY BOARD CO	660,469
43,200	AEROFLEX HLDG CORP	442,368
436,330	AIMIA	5,115,652
45,400	AMERIGROUP CORP	2,682,232
30,000	ANSYS INC	1,718,400
312,800	AOL INC	4,723,280
239,028	ARES CAPITAL CORP	3,692,983
43,700	ARUBA NETWORKS INC	809,324
247,366	ASSOCIATED BANC CORP	2,763,078
77,900	ATHENAHEALTH INC	3,826,448
423,483	ATMEL CORP	3,430,212
156,500	BEACON ROOFING SUPPLY INC	3,165,995
6,400	BJ'S RESTAURANTS INC	290,048
15,702	BORGWARNER INC	1,000,846
305,266	CALPINE CORP	4,984,994
35,500	CAVIUM INC	1,009,265
131,800	CEPHEID INC	4,535,238
27,800	CHART INDUSTRIES INC	1,503,146
58,600	COGNEX CORP	2,097,294
23,432	COMMERCE BANCSHARES INC	893,228
69,500	COMMVAULT SYSTEMS INC	2,969,040
70,314	COMPASS MINERALS INTL INC	4,841,119
35,433	CONCHO RESOURCES INC	3,321,844
34,100	CONCUR TECHNOLOGIES INC	1,731,939

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment	Current Value as of December 31, 2011 **
16,400	CORE LABORATORIES NV	1,868,780
238,999	DENBURY RESOURCES INC	3,608,885
88,300	DEXCOM INC	822,073
32,300	DRIL-QUIP INC	2,125,986
53,706	DST SYSTEMS INC	2,444,697
25,200	DUNKIN BRANDS GROUP INC	629,496
125,192	EHEALTH INC	1,840,322
183,179	EURONET WORLDWIDE INC	3,385,148
97,100	FINISAR CORP	1,625,940
475,659	FIRST HORIZON NATIONAL CORP	3,810,055
56,500	FORTINET INC	1,232,265
33,900	FRANCESCA'S HOLDINGS CORP	586,470
41,200	FRESH MARKET INC	1,643,880
3,900	FUSION-IO INC	94,380
246,816	GAMESTOP CORP CL A	5,955,670
111,510	GENWORTH MI CANADA INC	2,244,653
92,257	GUESS INC	2,768,481
94,504	HARMAN INTL IND INC NEW	3,594,932
22,900	HEARTWARE INTERNATIONAL INC	1,580,100
142,200	HEXCEL CORPORATION	3,442,662
114,800	HMS HOLDINGS CORP	3,671,304
23,900	HOMEAWAY INC	555,675
74,300	ICONIX BRAND GROUP INC	1,210,347
100,300	IDEX CORPORATION	3,722,133
101,100	INCYTE CORP	1,517,511
42,400	INFORMATICA CORP	1,565,832
593,092	INTEGRATED DEVICE TECH INC	3,238,282
15,500	IPG PHOTONICS CORP	524,985
7,300	JIVE SOFTWARE INC	116,800
45,100	K12 INC	809,094
43,848	LAREDO PETROLEUM INC	977,810
147,200	LKQ CORP	4,427,776
44,300	LOGMEIN INC	1,707,765
37,486	MAGELLAN HLTH SERVICES INC	1,854,432
31,000	MAKEMYTRIP LIMITED	745,240
49,700	MASIMO CORP	928,645
18,700	MAXWELL TECHNOLOGIES INC	303,688
16,600	MERCADOLIBRE INC	1,321,788
81,100	MICROSEMI CORP	1,358,425
107,564	MONEYGRAM INTERNATIONAL INC	1,909,261
50,250	MONRO MUFFLER BRAKE INC	1,949,198
189,104	MYRIAD GENETICS INC	3,959,838
48,000	NETSUITE INC	1,946,400
382,976	NEW GOLD INC(US)	3,860,398
71,600	NXSTAGE MEDICAL INC	1,273,048

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment	Current Value as of December 31, 2011 **
42,700	OASIS PETROLEUM INC	1,242,143
20,900	OPENTABLE INC	817,817
171,191	PARAMETRIC TECHNOLOGY CORP	3,125,948
163,715	PEYTO EXPL & DEV CORP NEW	3,930,510
84,100	QLIK TECHNOLOGIES INC	2,035,220
179,840	QUESTAR CORP	3,571,622
27,000	REALPAGE INC	682,290
159,880	REDWOOD TRUST INC REIT	1,627,578
28,200	REGAL-BELOIT CORP	1,442,376
49,300	REGENERON PHARMACEUTICALS INC	2,732,699
56,000	ROBBINS & MYERS INC	2,718,800
26,600	ROSETTA RESOURCES INC	1,157,100
52,700	RPX CORP	666,655
75,278	SIRONA DENTAL SYSTEMS INC	3,315,243
108,711	STANCORP FINL GROUP INC	3,995,129
21,365	SUSQUEHANNA BANCSHARES INC PA	179,039
27,300	TEAVANA HOLDINGS INC	512,694
16,200	TESLA MOTORS INC	462,672
43,300	THOMAS & BETTS CORP	2,364,180
56,200	TITAN INTERNATIONAL INC	1,093,933
97,368	TORCHMARK CORP	4,224,798
30,400	TRAVELZOO INC	747,232
43,300	TREEHOUSE FOODS INC	2,830,954
55,700	ULTA SALON COSMETICS & FRG INC	3,616,044
52,300	UNIVERSAL DISPLAY CORP	1,918,887
157,160	VCA ANTECH INC	3,103,910
44,300	VERA BRADLEY INC	1,428,675
40,300	WARNACO GROUP INC	2,016,612
117,384	WASTE CONNECTIONS INC	3,890,106
80,300	WOODWARD INC	3,286,679
25,000	ZOLL MEDICAL CORP	1,579,500
	Total Other Common Stocks	**227,638,645**
	Synthetic Investment Contracts	
2,063,634	COLCHESTER STREET TRUST MONEY MARKET PORTFOLIO CLASS I	2,219,351
460,000	ABBEY NATL 3.875 11/10/14 144A	434,295
100,000	ALLYA 2011-4 A2 .65% 3/14	99,930
360,000	ALLYA 10-4 A3 ABS .91 11/17/14	359,958
202,245	ALLYA 2010-1 A3 1.45% 5/14	202,977
310,000	ALLYA 2010-5 A3 1.11 1/15	310,610
300,000	ALLYA 2011-1 A3 1.45 1/15	301,604
250,000	ALLYA 2011-2 A3 1.18% 4/15	250,586
330,000	ALLYA 2011-3 A3 0.97% 8/15	329,319
248,000	AMER HONDA 2.5% 9/21/15 144A	254,109
500,000	AMERICAN EX CC 2.75% 9/15/15	506,789

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment	Current Value as of December 31, 2011 **
270,000	AMERICAN EX MTN 2.8% 9/19/16	273,524
150,000	AMERICAN HONDA 2.375 3/13 144A	153,134
235,000	ANHEUSER BUSCH 1.5% 7/14/14	238,344
260,000	ANZ BK GRP 2.125% 1/10/14 144A	262,404
36,792	APART 2007-1 C 5.43% 7/11	36,955
262,000	AT&T INC 2.4% 8/15/16	269,697
950,000	AT&T INC 2.5% 8/15/15	992,839
250,000	AT&T INC 2.95% 5/15/16	261,530
311,474	BAAT 2010-2 A3 2.4% 7/14	312,586
59,160	BACM 2005-3 A2 CSTR 7/43	59,358
1,183,726	BACM 2005-3 XP CSTR 7/43	2,799
3,039,208	BACM 2005-5 XP CSTR 10/45	2,727
140,000	BALTIMORE G&E 6.125% 7/01/13	154,683
885,000	BANK AMER 4.5% 4/1/15	864,096
725,000	BANK AMER FDG 3.7% 9/1/15	683,610
390,000	BANK NOVA SCOTIA 2.25% 1/22/13	399,238
760,000	BANK OF NOVA SC 2.05% 10/07/15	766,834
520,000	BANK OF NY 2.3% 7/28/16	526,809
100,000	BANK OF NY 4.3% 5/15/14	107,856
270,000	BANK OF NY MTN 2.4% 1/17/17	270,138
570,000	BARCLAYS BANK 2.375% 1/13/14	564,274
260,000	BB&T CORP MTN B/E 3.2% 3/15/16	273,534
250,000	BB&T CORPORATION 2.05% 4/28/14	253,371
270,000	BERK HATH INC 2.2% 8/15/16	280,235
250,000	BERKSHIRE HAT FIN 1.5% 1/10/14	254,587
270,000	BG ENERGY 2.875% 10/16 144A	277,666
480,000	BMONT Q 2.125% 6/28/13	487,923
340,000	BMWLT 2010-1 A3 1.18% 4/13	340,064
370,000	BMWLT 2011-1 A3 1.06% 2/14	370,471
340,000	BMWOT 2011-A A2 .63% 2/14	339,787
240,000	BMWOT 2011-A A3 .76% 8/15	239,650
130,000	BNP PARIBAS 2.125% 12/21/12	126,725
250,000	BOIT 2003-A8 A8 1ML+25 5/16	250,670
217,000	BONY MELLON MTN 1.7% 11/24/14	218,596
260,000	BP CAPITAL MARKET 3.2% 3/11/16	275,081
270,000	BP CAPITAL MARKETS 2.248 11/16	272,795
64,477	BSCMS 2007-PW17 A2 5.574 6/50	65,339
688	BSCMS 2007-T28 A1 5.422% 9/42	690
720,000	C 6.5 08/13 SNR	766,746
563,000	CAPITAL ONE FIN 2.125% 7/15/14	561,234
36,245	CARAT 2007-1 B 5.15% 9/12	36,477
130,000	CATERPILR FIN 2.75% 6/24/15	135,086
550,000	CATERPILR FIN MTN 1.375% 5/14	557,812
900,000	CCCIT 2008-A5 A5 4.85% 4/15	955,961
290,000	CCCIT 2009-A5 A5 2.25% 12/14	294,430

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment	Current Value as of December 31, 2011 **
250,000	CFAST 2010-A A3 .91% 8/13	250,214
560,000	CHAIT 2007-A17 A 5.12% 10/14	580,929
610,000	CHAIT 2008-A4 A4 4.65% 3/15	640,099
980,000	CHAIT 2011-A2 A2 1ML+9 5/15	979,753
220,000	CIBC 1.45% 9/13/13	220,981
500,000	CITIGR FDG FDIC 1.875 11/15/12	508,413
250,000	CITIGROUP 3.953% 6/15/16	249,628
490,000	CITIGROUP 4.75% 5/19/15	499,044
70,000	CITIGROUP 5.125 5/5/14	72,204
400,000	CITIGROUP 6.375% 8/12/14	429,705
260,000	CMMNWLTH BK 2.125% 3/17/14 144	260,859
380,000	COCA-COLA CO 1.5% 11/15/15	385,984
29,000	COMERICA INC 3% 9/16/15	29,883
49,171	COMM 2005-C6 A2 CSTR 6/44	49,549
1,631,892	COMM 2005-C6 XP CSTR 6/44	2,250
1,070,000	COMMONWETH MTN2.9 9/17/14 144A	1,126,654
396,000	COMWLTH EDISON 1.625% 1/15/14	401,879
165,000	COMWLTH EDISON 1.95% 9/01/16	165,776
57,304	CPS 2006-D A4 5.115% 08/13	57,527
250,000	CREDIT SUIS(NY)MTN 3.5 3/23/15	249,873
1,002,000	CREDIT SUISSE NY 2.2% 1/14/14	1,001,288
20,051	CSFB 2002-CP5 A1 4.106 12/35	20,148
240,000	CSFB 2003-C4 A4 5.137 8/36	250,884
9,642	CSFB 2003-C5 A3 4.429% 12/36	9,711
11,997	CSFB 2004-C1 A3 4.321% 1/37	12,099
119,952	CSMC 2007-C3 A2 CSTR 6/39	121,192
326,000	DAIMLER CHRYSLER 6.5% 11/15/13	357,836
270,000	DAIMLER FIN 1.875% 9/15/14144A	270,078
380,000	DANSKE BANK 3.875% 4/14/16 144	355,967
622,000	DBS BK LTD 5.125/VAR 5/17 144A	632,205
86,745	DBUBS 2011-LC3A A1 2.238 8/44	88,183
200,000	DEERE J CAPMTN 1.875% 6/17/13	203,791
460,000	DEUTSCHE BK AG 2.375% 1/11/13	461,768
250,000	DEUTSCHE BK AG 3.25% 1/11/16	257,295
181,000	DOMINION RES INC 1.95 8/15/16	183,265
415,000	DOMINION RESOUR 2.25% 9/1/15	427,910
97,000	DOMINION RESOURCE 1.8% 3/15/14	99,287
92,000	DUKE ENERGY CAR 1.75% 12/15/16	92,831
206,000	EDP FINANCE BV5.375 11/12 144A	205,269
184,000	ENEL FIN INTL 5.7% 1/15/13144A	189,537
85,000	ERP OPERAT LP 5.5% 10/1/12	89,319
170,000	EXPORT DEV CANADA 1.5% 5/15/14	174,041
280,000	FHLB .375% 11/27/13	279,840
305,039	FHLG 10YR 3.00% 8/21 #J16393	319,010
332,197	FHLG 10YR 3.00% 8/21 #J16442	347,412

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment	Current Value as of December 31, 2011 **
310,399	FHLG 15YR 4.50% 8/18 #E98688	331,123
263,501	FHLG 15YR 5.00% 3/19 #G13052	283,726
394,920	FHLG 15YR 5.00% 6/24 #G13598	425,813
89,819	FHLG 15YR 5.50% 4/18 #G11389	97,367
214,864	FHLM ARM 2.98% 8/41 #1B8533	224,772
91,079	FHLM ARM 2.99% 8/41 #1B8556	95,184
119,998	FHLM ARM 3.07% 9/41 #1B8608	125,709
161,266	FHLM ARM 3.21% 7/41 #1B8477	169,423
132,614	FHLM ARM 3.53% 4/40 #1B4657	139,102
102,992	FHLM ARM 3.58% 4/40 #1B4702	107,731
25,716	FHLM ARM 3.88% 1/35 #848084	26,608
16,175	FHLM ARM 4.68% 1/36 #847584	17,030
42,890	FHLM ARM 5.37% 12/35 #1N0106	45,397
7,086	FHLM ARM 5.78% 10/35 #1N0063	7,566
26,863	FHLM ARM 4.199% 8/36 #848185	28,652
1,131	FHLM ARM 4.889% 3/33 #847126	1,207
43,798	FHLM ARM 4.941% 11/35 #1J1228	46,008
14,934	FHLM ARM 5.084% 8/35 #1J0005	15,937
1,118,000	FHLMC .625% 12/29/14	1,117,474
2,948,000	FHLMC 0.75% 11/25/14	2,955,550
2,197,000	FHLMC 1% 7/30/14	2,233,783
4,996,000	FHLMC 1% 8/27/14	5,062,734
3,194,000	FHLMC 1.75% 9/10/15	3,313,056
18,384	FHR 2290 C 6 2/31	20,381
22,086	FHR 2313 C 6 5/31	23,788
25,665	FHR 2394 KD 6% 12/16	27,698
15,277	FHR 2417 EH 6% 2/17	16,555
141,246	FHR 2763 PD 4.5 12/17	144,322
246,281	FHR 2780 QD 4.5 3/18	251,601
215,791	FHR 2866 XE 4 12/18	224,812
5,568	FHR 2970 YA 5% 9/18	5,586
117,898	FHR 3560 LA 2% 8/14	118,760
214,231	FHR 3573 LC 1.85% 8/14	216,120
353,940	FHR 3943 EF 1ML+25 2/26	353,060
146,000	FIFTH THIRD BAN 3.625% 1/25/16	150,452
2,221,000	FNMA .625% 10/30/14	2,226,084
175,000	FNMA 0.75% 12/18/13	175,750
1,701,000	FNMA 0.75% 12/19/14	1,706,698
3,690,000	FNMA 0.875% 8/28/14	3,731,201
654,641	FNMA 10YR 3% 9/21 #AL0576	686,666
768,907	FNMA 10YR 3% 9/21 #AL0579	806,522
558,243	FNMA 10YR 3.00% #MA0833	585,553
895,919	FNMA 10YR 3.00% #MA0865	937,441
621,475	FNMA 10YR 3.00% #MA3892	651,878
369,549	FNMA 10YR 3.00% 7/21 #MA0803	387,628

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment	Current Value as of December 31, 2011 **
490,751	FNMA 10YR 3.00% 10/21 #MA0909	513,495
3,991,511	FNMA 15YR 3.50% 12/25 #AE0368	4,188,440
117,560	FNMA 15YR 4.00% 9/18 #734729	124,388
127,130	FNMA 15YR 4.50% 6/19 #745278	136,080
67,271	FNMA 15YR 4.50% 7/20 #745874	72,007
61,267	FNMA 15YR 4.50% 7/20 #888653	65,627
36,977	FNMA 15YR 4.50% 8/18 #730721	39,581
1,022,681	FNMA 15YR 4.50% 8/24 #AD0117	1,094,677
49,017	FNMA 15YR 4.50% 11/18 #725857	52,468
1,782	FNMA 15YR 7.00% 1/16 #535662	1,917
14	FNMA 15YR 7.00% 3/12 #349639	14
779	FNMA 15YR 7.00% 5/15 #495848	832
4,343	FNMA 15YR 7.00% 8/14 #783427	4,573
1,373	FNMA 15YR 7.00% 11/18 #735420	1,475
6,358	FNMA 20YR 5.50% 10/22 #254522	6,984
1,325,000	FNMA 4.625% 10/15/13	1,438,082
353,863	FNMA ARM 2.74% 8/41 #AH5259	367,941
12,699	FNMA ARM 2.94% 8/35 #AD0710	13,345
98,327	FNMA ARM 3.01% 8/41 #AI4358	102,890
193,084	FNMA ARM 3.20% 1/40 #AC0599	201,830
318,626	FNMA ARM 3.28% 2/40 #AC9833	333,867
97,159	FNMA ARM 3.37% 9/41 #AI8935	102,453
174,739	FNMA ARM 3.47% 3/40 #AD0820	182,561
194,033	FNMA ARM 3.60% 3/40 #AD1555	203,828
-	FNMA ARM 3.69% 5/40 #AE0064	379
109,691	FNMA ARM 3.79% 6/40 #AE0065	114,746
63,670	FNMA ARM 4.21% 5/35 #889946	66,646
119,300	FNMA ARM 4.285% 7/33#AD0066	125,049
82,651	FNMA ARM 4.30% 2/35 #995017	87,026
66,178	FNMA ARM 4.53% 12/34 #802852	69,568
99,775	FNMA ARM 4.58% 7/35 #826362	105,412
57,587	FNMA ARM 4.68% 11/34 #735011	60,884
14,207	FNMA ARM 5.12% 6/35 #823810	15,161
3,976	FNMA ARM 5.280% 3/35 #843014	4,161
4,953	FNMA ARM 6.25% 6/36 #886983	5,260
544,792	FNMA ARM 4.198% 11/34 #841068	573,788
25,299	FNMA ARM 4.428% 7/36 #555923	26,377
71,720	FNMA ARM 4.564% 4/33 #713937	75,230
37,266	FNMA ARM 4.58% 7/35 #995273	39,660
1,233	FNMA ARM 4.653% 3/35 #816322	1,304
11,059	FNMA ARM 4.893% 10/35 #847787	11,588
6,641	FNMA ARM 4.898% 5/35 #995272	7,051
3,053	FNMA ARM 5.344% 7/35 #834917	3,212
5,992	FNMA ARM 5.349% 12/34 #843013	6,251
9,716	FNMA ARM 3.752% 10/33 #755148	10,124

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment	Current Value as of December 31, 2011 **
10,580	FNMA ARM 3.753% 10/33 #746320	11,194
4,110	FNMA ARM 3.984% 5/33 #703915	4,367
2,550	FNMA ARM 4.293% 3/35 #815586	2,689
4,329	FNMA ARM 4.358% 10/33 #754672	4,525
68,923	FNMA ARM 4.512% 12/36 #995606	73,545
19,118	FNMA ARM 4.513% 12/34 #802695	20,111
75,663	FNMA ARM 4.53% 10/35 #995414	79,336
390,042	FNMA ARM 4.55% 10/35 #995415	412,483
6,474	FNMA ARM 4.801% 2/33 #695019	6,792
5,187	FNMA ARM 5.05% 7/34 #801635	5,505
29,577	FNMA ARM 5.075% 7/34 #995609	31,430
24,303	FNR 2002-56 MC 5.5% 9/17	26,203
412,479	FNR 2008-95 AD 4.5% 12/23	436,576
176,867	FNR 2010-123 DL 3.5% 11/25	184,279
376,500	FNR 2010-135 DE 2.25% 4/24	382,130
272,353	FNR 2010-143 B 3.5% 12/25	285,163
430,000	FORD 2 11-B ABS 1.05% 10/15/14	430,588
460,000	FORDL 2011-A A3 1% 7/14	460,037
72,067	FORDO 2009-B A3 2.79 8/13TALF	72,513
180,000	FORDO 2009-C A4 4.43% 11/14	187,129
36,701	FORDO 2009-D A3 2.17% 10/13	36,924
150,417	FORDO 2009-E A3 1.51% 1/14	151,047
217,435	FORDO 2010-B A3 0.98% 10/14	217,901
210,000	FORDO 2011-A A3 .97 1/15	210,532
210,000	FORDO 2011-B A3 .84% 6/15	209,960
281,000	FRANCE TELE MTN 4.375% 7/14	302,769
83,000	FRANCE TELECOM 2.125% 9/16/15	82,759
94,435	FRNK 2007-1 B 5.13% 2/15	94,786
107,689	GCCFC 2005-GG3 A2 CSTR 8/42	108,007
2,329	GCCFC 2006-GG7 A2 CSTR 7/38	2,340
200,000	GE CAP CORP 2.25% 11/9/15	201,581
644,000	GE CAP FDIC MTN 2.625 12/28/12	659,581
413,000	GE CAP MTN 3.5% 6/29/15	433,200
557,000	GE ELEC CAP CORP 2.1% 1/07/14	571,047
3,698,094	GECMC 2007-C1 XP CSTR 12/49	18,405
643,000	GEN ELEC CAP MTN 5.4 9/20/13	695,691
157,000	GENERAL ELEC 2.95% 5/09/16	162,174
1,000,000	GENERAL ELEC MTN 1.875% 9/13	1,017,921
270,000	GENERAL ELEC MTN3.35% 10/17/16	283,099
102,000	GLAXOSMTH KLINE 4.85% 5/15/13	108,593
120,000	GMACC 2003-C2 A2 CSTR 5/40	127,077
6,960	GMACC 2004-C2 A2 CSTR 8/38	6,995
260,000	GMACC 2004-C2 A4 5.301% 8/38	277,981
488,266	GMACC 2005-C1 X2 CSTR 5/43	1,581
380,000	GOLDMAN SAC GRP 3.625% 2/07/16	372,744

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment	Current Value as of December 31, 2011 **
550,000	GOLDMAN SACHS MTN 3.7% 8/1/15	547,405
280,000	GSMS 04-GG2 A6 CSTR 8/38	301,075
150,000	GSMS 2005-GG4 A3 4.607 7/39	151,142
76,214	GSMS 2006-GG6 A2 5.506% 4/38	77,067
267,630	GSMS 2006-GG8 A2 5.479 11/39	269,564
232,049	GSMS 2011-GC5 A1 CSTR 8/44	231,441
47,580	HAROT 2009-3 A3 2.31% 5/13	47,816
90,000	HAROT 2010-1 A4 1.98% 5/23/16	91,169
206,075	HAROT 2010-2 A3 1.34% 3/14	207,017
520,000	HAROT 2010-3 A3 .7% 4/14	520,019
140,000	HAROT 2011-1 A4 1.8% 4/17	142,369
330,000	HAROT 2011-2 A3 0.94% 3/15	330,566
320,000	HAROT 2011-3 A2 1 4/14	319,918
50,000	HART 09-A A4 3.15% 3/16	51,484
51,941	HART 2009-A A3 2.03% 8/13	52,192
170,000	HART 2011-A A3 1.44 4/15	170,632
270,000	HEWLETT-PACKARD 2.625% 12/9/14	272,850
510,000	HSBC BANK 3.1% 5/24/16 144A	511,759
320,000	HYUNDAI 2 11-C ABS .57% 7/15/1	319,616
347,000	IBM CORP 1.95% 7/22/16	360,185
460,000	ING BANK MTN 2.65% 1/13 144A	464,296
111,000	JOHN DEERE CAP 2.95% 3/9/15	117,980
270,000	JOHN DEERE CAP 3ML+40 10/13	271,507
510,000	JPMC CO MTN 3.7% 1/20/15	537,286
959,000	JPMC CO MTN 4.65% 6/14	1,016,429
105,367	JPMCC 03-CB7 A4 CSTR 1/38	110,938
210,000	JPMCC 2003-C1 A2 4.985 1/37	216,475
226,193	JPMCC 2005-LDP2 A3 4.697 7/42	228,803
240,000	JPMCC 2005-LDP5 A2 5.198 12/44	242,555
6,124	JPMCC 2006-LDP7 A2 CSTR 4/45	6,193
238,932	JPMCC 2007-LD11 A2 CSTR 6/49	242,779
91,108	JPMCC 2007-LDPX A2S 5.305 1/49	90,712
306,552	JPMCC 2011-C5 A1 1.600% 8/46	307,163
349,000	JPMORGAN CHASE 3.15% 7/05/16	356,264
275,000	JPMORGAN CHASE CO 3.4% 6/24/15	280,554
12,009	LBUBS 2001-C3 B 6.512 6/36	12,129
90,000	LBUBS 2003-C3 A4 4.166 5/32	92,759
260,000	LBUBS 2004-C8 4.799% 12/29	276,630
4,526,338	LBUBS 2005-C5 XCP CSTR 9/40	15,753
5,208,521	LBUBS 2005-C7 XCP CSTR 11/40	11,063
143,899	LBUBS 2007-C6 A2 5.845 7/40	146,085
31,874	LLL 1997-LLI D 7.15 10/34	32,049
519,000	MANUFTRS & TRD 3.85/VAR 4/1/13	516,320
200,000	MASSMUTUAL GL 3.625% 7/12 144A	206,347
630,000	MASSMUTUAL GLB 3.125 4/16 144A	655,700

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment	Current Value as of December 31, 2011 **
91,273	MBART 2009-1 A3 1% 1/15/14	91,805
310,000	MBART 2011-1 A3 0.85% 3/15	310,351
348,000	MERRILL LYNCH 5.45% 7/15/14	353,853
500,000	MET LIFE GLBL 2.5 9/29/15 144A	506,156
725,000	METROPOLITAN MTN 2.5 1/13 144A	742,372
275,621	MLMT 2005-MKB2 XP CSTR 9/42	1,009
62,000	MONUMENTAL GLBL 5.5% 4/13 144A	65,224
510,000	MORGAN STANLEY 2.875% 1/25/14	494,916
299,000	MORGAN STANLEY 2.875% 7/28/14	285,274
230,000	MORGAN STANLEY 3.45% 11/2/15	213,097
270,000	MORGAN STANLEY 3.8% 4/29/16	250,570
240,000	MORGAN STANLEY 4% 7/24/15	229,284
240,000	MORGAN STANLEY 6% 5/13/14	244,294
84,130	MSC 03-IQ4 A2 4.07 5/40	86,380
110,000	MSC 03-T11 A4 5.15 6/41	115,061
5,100	MSC 2007-IQ13 A1 5.05% 3/44	5,115
21,585	MVCOT 2006-2A A 5.417% 10/28	21,924
390,000	NALT 2 11-A ABS 1.04% 8/15/14	390,305
375,000	NALT 2010-B A3 1% 12/15/13	376,044
120,000	NALT 2010-B A4 1.27% 10/16	120,617
200,000	NALT 2011-B A3 0.92% 2/15	198,958
215,000	NAROT 2011-A A3 1.18% 2/15	216,055
200,000	NAROT 2011-B A3 0.87% 2/16	199,797
350,000	NCUA GTD NTS MA 1.4% 6/12/15	354,805
132,911	NEF 2005-1 A5 4.74% 10/45	123,057
370,000	NORDEA BK AG 1.75 10/4/13 144A	363,157
230,000	NY LIFE 2.25% 12/14/12 144A	233,303
289,000	NYLIFE GLB4.65% 5/9/13 144A	304,966
270,000	OCCIDENTAL PETE 1.75% 2/15/17	275,282
320,000	PACIFIC GAS & ELEC 6.25% 12/13	351,467
196,000	PECO ENERGY MTN 5.6% 10/15/13	214,211
245,000	PEPSICO INC 7.9% 11/01/18	333,900
130,000	PG&E CORP 5.75% 4/01/14	143,526
380,000	PHILIP MORS INT 2.5% 5/16/16	394,202
320,000	PNC FUND CORP MTN 3% 5/19/14	333,852
264,000	PNCFUND MTN 3.625% 2/8/15	281,153
220,000	PRICOA GLB 1 MTN5.45 6/14 144A	238,483
194,000	PUBLIC SVC ELEC 2.7% 5/01/15	203,146
946,000	RABOBANK NL UTREC MTN1.85 1/14	949,536
230,000	RABOBNK NEDRLD MTN 2.125 10/15	226,476
343,000	ROYAL BK CANADA 1.125 1/15/14	345,591
232,000	ROYAL BK CANADA 1.45% 10/30/14	233,807
369,000	ROYAL BK CANADA 2.3% 7/20/16	378,981
450,000	ROYAL BK SCOT 4.875 8/14 144A	448,047
570,000	ROYAL BK SCT 1.5% 3/30/12 144A	571,752

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment	Current Value as of December 31, 2011 **
480,000	SANTANDER US 2.485% 1/13 144A	472,699
260,000	SEMPRA ENERGY 2% 3/15/14	264,853
470,000	SHELL INTL MTN 1.875 3/25/13	481,144
62,000	SIMON PROPERTY 2.8% 1/30/17	63,561
146,000	SIMON PROPERTY 5.3% 5/30/13	153,635
197,000	SOUTHERN CO 2.375% 9/15/15	203,242
300,000	STATE STREET 2.875% 3/07/16	311,573
510,000	SUMITOMO BK 1.95% 1/14/14 144A	520,641
804,000	SVENSKA MTN 2.875 9/14/12 144A	818,495
80,908	TAOT 2010-A A3 1.27% 12/13	81,160
133,508	TAOT 2010-B A3 1.04% 2/14	133,813
123,000	TARGET CORP 1.125% 7/18/14	124,545
590,000	TELEFONICA EMIS 2.582 4/26/13	578,529
519,000	TORONTO DOM BK 2.5% 7/14/16	535,451
540,000	TORONTO DOMINI 2.375% 10/19/16	552,188
260,000	TOTAL CAP CDA 1.625% 1/28/14	266,198
292,000	TRANSCAPIT 5.67% 3/5/14 144A	308,285
250,000	UBS AG STAMFORD 2.25% 1/28/14	245,694
311,000	UNCREDIT LUX 5.584/VAR 1/13/17	319,364
580,000	UNION BK NA 3% 6/6/16	591,247
209,000	UNITEDHEALTH GRP 1.875% 11/16	209,572
240,000	US BANCORP 2.45% 7/27/15	248,520
114,000	US BANCORP 3.15% 3/4/15	120,337
340,000	US BANK CORP MTN 2.2% 11/15/16	344,549
307,000	USAA CAPITAL 1.05% 9/14 144A	307,136
97,329	USAOT 2009-2 A3 1.54% 02/14	97,641
778,000	USTN .25% 9/15/14	776,814
1,000,000	USTN .375% 11/15/14	1,001,265
2,830,000	USTN .5% 8/15/14	2,848,612
4,477,000	USTN .625% 7/15/14	4,524,900
19,032,000	USTN .875% 11/30/16	19,107,519
14,188,000	USTN 1% 9/30/16	14,374,799
10,823,000	USTN 1.375% 11/30/15	11,168,310
9,392,000	USTN 1.75% 7/31/15	9,873,879
2,125,000	USTN 1.875% 6/30/15	2,227,375
1,204,000	USTN 2.125% 5/31/15	1,273,598
3,904,000	USTN 2.375% 10/31/14	4,140,778
10,626,000	USTN 2.5% 3/31/15	11,400,331
8,859,000	USTN 2.5% 4/30/15	9,494,015
6,940,000	USTN 3.125% 10/31/16	7,734,221
3,781,000	USTN 4.25% 8/15/15	4,346,225
570,000	VALET 2011-1 A3 1.22% 6/15	572,969
260,000	VERIZON COM 1.95% 3/28/14 144A	266,709
562,000	VERIZON COM 2% 11/1/16	565,532
714,000	VERIZON COM INC 5.25% 4/15/13	761,425

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment	Current Value as of December 31, 2011 **
510,000	VERIZON WIRELESS 5.55% 2/1/14	565,944
162,000	VF CORP FRN 3ML+75 8/23/13	162,496
128,000	VODAFONE GRP PLC 4.15% 6/10/14	136,046
465,000	VOLKSWAGEN 1.875% 4/1/14 144A	468,376
500,000	VWALT 2010-A A3 0.99% 11/13	500,870
200,000	VWALT 2011-A A2 1% 2/14	200,063
301,000	WAL MART STORES 2.25% 7/08/15	317,278
250,000	WAL MART STORES 2.8% 4/15/16	268,733
284,000	WALMART STORES MTN 3.2% 5/14	301,127
47,924	WBCMT 05-C16 APB 4.692% 10/41	49,817
310,000	WBCMT 2003-C9 A4 5.012 12/35	327,894
12,167	WBCMT 2004-C11 A3 4.719 1/41	12,262
4,306,674	WBCMT 2007-C30 XP CSTR 12/43	47,316
250,763	WBCMT 2007-C31A A2 5.421% 4/47	258,302
643,000	WELLS FARGO 3.75% 10/1/14	684,942
123,000	WELLS FARGO 4.375% 1/31/13	129,388
220,000	WELLS FARGO MTN 3.625% 4/15/15	232,025
930,000	WELLS FARGO&COM 3.676% 6/15/16	982,113
134,000	WESTPAC BANK CORP 2.1% 8/2/13	136,491
436,000	WESTPAC BK CORP 1.85% 12/09/13	436,960
88,534	WFRBS 2011-C5 A1 1.456 11/44	88,370
91,225	WOART 2010-A A3 1.34% 12/13	91,425
210,000	WOART 2011-A A3 1.49% 10/14	211,354
129,000	WYETH 5.5% 2/01/14	144,388
180,000	YALE UNIV MTN 2.9% 10/15/14	191,679
-	Synthetic "Wrapper"	441,991
	Total Synthetic Investment Contracts	**230,620,507**
	Mutual Funds	
	Fidelity Brokerage Link*	38,077,663
	Total Mutual Funds	**38,077,663**
	Bonds, Notes and Debentures	
	Domestic Obligations	
179,000	GLITNIR 3ML+273.25 6/16 144A	913
121,000	GLITNIR BK MTN 6.33% 7/11 144A	31,460
100,000	KAUPTHING MTN 7.125% 5/19 144A	510
279,000	LANDSBANK IS MTN6.1% 8/11 144A	9,765
	Total Domestic Obligations	**42,648**
	Foreign Governmental Obligations	
513,000	KAUPTHING BK 7.625% 2/28/15	126,967
	Total Foreign Government Obligations	**126,967**
	Total Bonds, Notes and Debentures	**169,615**
	Cash, Cash Equivalents, Temporary and Other Investments	

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment	Current Value as of December 31, 2011 **
51,140,967	Fidelity Short Term Investment Fund MM*	51,148,947
18,899,162	State Street Bank Government Short Term Investment Fund*	18,899,269
	Cash	103,920
	Total Cash, Cash Equivalents, Temporary and Other Investments	**70,152,136**
	Loans to participants (interest rates from 4.25% to 10.50%, maturing through 2028)*	**73,971,680**
	Total Investments	**$ 1,518,128,683**

* Indicates party-in interest to the Master Trust

** Participant-directed investment, cost not required

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

TWC SAVINGS PLAN

By: ______________________

Name: Tomas Mathews

Chair of the Administrative Committee

Date: June 21, 2012

EXHIBIT INDEX

Exhibit Number	Description	Sequential Page Number
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm	44

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-160990) pertaining to the TWC Savings Plan (the "Plan") of Time Warner Cable Inc. of our report dated June 20, 2012, with respect to the financial statements and schedules of the Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2011.

Ernst & Young LLP

New York, New York
June 20, 2012